BLUEGREEN CORPORATION
                            4960 Conference Way North
                                    Suite 100
                            Boca Raton, Florida 33431

                                January 19, 2006

Robert F. Telewicz, Jr.
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Form 8-K Filed December 19, 2005
            File Number:  001-09292

Dear Mr. Telewicz:

      This letter is in response to comments of the Staff regarding the above-referenced filing, which were provided in your letter to me dated December 22, 2005.

      Set forth below are responses to the comments in your letter. The numbering of the comments below corresponds to the numbering set forth in your letter.

Form 8-K

1. Please tell us if your certifying officers have considered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 as well as your Form 10-K for the year ended December 31, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2005

      In light of the issues disclosed in the Form 8-K dated December 19, 2005 (the "Form 8-K"), the Registrant's certifying officers have reconsidered the adequacy of Registrant's controls and procedures as of the end of the periods indicated.

      The Registrant has preliminarily concluded that it had a material weakness in its internal controls in 2004 relating to the errors in the computation of gains in connection with the term securitization transactions, but not related to the determination of the proper accounting treatment for the transfer of its receivables under its receivables purchase facilities, with the basis for such preliminary conclusion being discussed further below. As a result of the above preliminary conclusions regarding a material weakness in the Registrant's internal controls in 2004, the certifying officers intend to amend their conclusions relative to the

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Securities and Exchange Commission
January 19, 2006
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adequacy  of the  Registrant's  disclosure  control  procedures  in  2004 in the certifying officers' Section 302 certifications filed with the Registrants' December 31, 2004 Form 10-K/A.

      Due to the remediation discussed below of its internal control procedures relating to the computation of gains in connection with term securitization transactions prior to the occurrence of any relevant transaction in 2005, the Registrant has preliminarily concluded that there was not a material weakness in its internal controls over financial reporting or its disclosure controls during 2005, subject to the completion of the Registrant's documentation and testing in connection with its compliance procedures relative to Section 404 of the Sarbanes-Oxley Act of 2002. As indicated in comment 2. below, the impact of the matters which gave rise to the restatement discussed in the Form 8-K (the
"Restatement") on the results of operations and financial position of the Registrant during the 2005 quarterly periods ended March 31, June 30 and September 30 was immaterial. Accordingly, and since Registrant did not consummate a term securitization transaction until the fourth quarter of 2005, Registrant does not believe that there was a material weakness of internal controls during the 2005 quarterly periods. The remediation of controls in the fourth quarter of 2005 will be disclosed in the Registrant's Form 10-K for the year ending December 31, 2005.

      The  Registrant  is  in  the  process  of  discussing  these   preliminary
conclusions with its independent auditors, who will also have to re-evaluate their report on internal controls over financial reporting.

      The certifying officers considered the following facts and circumstances relating to the matters giving rise to the Restatement in reaching their preliminary conclusions discussed above with respect to the adequacy of Registrant's disclosure controls and procedures.

      As noted in the Registrant's Form 8-K, the Purchase Facility (as defined in the Form 8-K) which was the subject of the Restatement was entered into in June 2001 and again in April 2002 (when the Purchase Facility documents were amended and restated) and individual transfers of notes receivable under the Purchase Facility occurred from June 2001 through September 2004 (the "Transactions"). As described more fully in the Form 8-K, the recharacterization of the Transactions as on-balance sheet transactions in 2005 was the result of an analysis in 2005 of an ambiguous provision in the Purchase Facility agreements regarding the ability of the Registrant to substitute receivables transferred under the Purchase Facility. As the June 2001 substitution provision was deemed to be inconsistent with the provisions of Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140") and therefore the Transactions would be required to be accounted for as on balance sheet financing transactions from June 2001 through December 28, 2005.

      At the time that the Purchase Facility documents (and their subsequent amendment and restatement) were originally drafted, the Registrant's procedure was to engage its independent auditors to review the draft Purchase Facility documents and provide advice to the Registrant regarding the appropriateness of the Registrant's conclusions, pursuant to GAAP, regarding the Registrant's desired, off-balance sheet accounting treatment for transfers under the Purchase Facility due to the complexity of the provisions of SFAS 140. The Purchase Facility documents

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Securities and Exchange Commission
January 19, 2006
Page 3


were executed only after this procedure had been completed. Registrant believes that its internal control procedure for the accounting related to the Purchase Facility was designed effectively.

      In connection with preparing to report on its internal controls over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002, in 2004 the Registrant engaged an outside international public accounting firm (the "Accounting Consultants") to provide consulting advice regarding the structure of the proposed receivable purchase facilities and term securitization transactions and review the related draft agreements. This internal control procedure was in place prior to December 31, 2004 and has continually been in place since adoption. Based on the credentials of the Accounting Consultants which were engaged in this capacity, specifically in the complex area of SFAS 140, the Registrant believes that this internal control procedure is effective.

      As indicated above, the other issue which requires the Restatement relates to a misapplication of SFAS 140 relative to the computation of the Registrant's retained interests and related gains upon the consummation of two term securitization transactions, one in 2002 and one in 2004. In 2005, after identifying the issue but prior to the consummation of the Registrant's 2005 term securitization transaction, the Registrant remediated its internal control procedures in the fourth quarter of 2005 relating to the recording of such transactions to include the review by the Accounting Consultants of the related journal entries and computations. The Registrant believes that this internal control procedure is effective.

2. We note your disclosure in your Item 4.02(a) Form 8-K that you intend to amend your Form 10-K for the year ended December 31, 2004. Tell us what consideration you have given to amending your Forms 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005 as a result of the material error that you have disclosed.

      The Registrant has considered the materiality of the impact of the items resulting in the Restatement on the financial statements included in its Forms 10-Q for the quarterly periods ended March 31, 2005 ("Q1"), June 30, 2005 ("Q2") and September 30, 2005 ("Q3"). Subject to further review by the Registrant's independent auditors, the Registrant believes that the impact of the items giving rise to the Restatement on the Registrant's net income and earnings per share during each quarter is as follows (dollars in thousands, except per share amounts):

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Securities and Exchange Commission
January 19, 2006
Page 4


                                      Q1           Q2          Q3        Total
      Net income as previously
          disclosed                $ 6,457      $14,325     $18,665     $39,447
                                   =======      =======     =======     =======

      Earnings per share as
          previously disclosed     $  0.21      $  0.46     $  0.60     $  1.26
                                   =======      =======     =======     =======

      Net income as restated       $ 6,406      $15,232     $18,334     $39,972
                                   =======      =======     =======     =======

      Earnings per share as
          restated                 $  0.20      $  0.49     $  0.59     $  1.28
                                   =======      =======     =======     =======

      Change in net income for
          the quarter                 (0.7)%        6.3%       (1.8)%
                                   =======      =======     =======

      Change in net income for
          the year-to-date period     (0.7)%        4.1%        1.3%        1.3%
                                   =======      =======     =======     =======

      The Registrant believes that the impact of these adjustments on the 2005 quarterly periods is not material, based on the amounts in the above table and the other materiality considerations as discussed in Staff Accounting Bulletin
99. The Registrant also believes that the adjustments to the 2005 quarterly balance sheets will also be immaterial. Accordingly, the Registrant does not intend to amend its quarterly reports for Q1, Q2 and Q3, but rather reflect the restated amounts in the December 31, 2005 10-K which is due to be filed by March 15, 2006.

The Registrant acknowledges that:

      o The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

      o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

      o The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission
January 19, 2006
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      We have  attempted to address  each of the comments  raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (561) 912-8270.

      Thank you for your assistance.

                                        Sincerely,


                                        /S/ ANTHONY M. PULEO

                                        Anthony M. Puleo
                                        Senior Vice President, Chief Financial
                                        Officer and Treasurer

cc:   Alison Miller, Partner - Stearns, Weaver, Miller, et al
      James Miller, Partner - Ernst & Young LLP